July 16, 2025

Thomas W. Farley
Chief Executive Officer
Bullish
10A Building A, 60 Nexus Way
Camana Bay, George Town
Grand Cayman, Cayman Islands, KY1-9005

       Re: Bullish
           Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted July 7, 2025
           CIK No. 0001872195
Dear Thomas W. Farley:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 27, 2025 letter.

Amendment No. 5 to Draft Registration Statement on Form F-1
Summary
Recent Developments, page 20

1. We note your intention to provide preliminary information in the form of ranges for the three months ended June 30, 2025. When you update your submission with this preliminary information, please also discuss any trends evident from this information as well as the underlying causes for changes in amounts compared to the actual amounts provided for the three months ended June 30, 2024.
 July 16, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the three months ended March 31, 2025 and 2024
Change in fair value of digital assets held, net, page 167

2. Please revise your disclosure to explain the $142 million impairment losses of digital assets held - intangible assets. To the extent appropriate, link this disclosure to your other comprehensive income/loss disclosure at the bottom of page 168.
        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Erin E. Martin